As filed with the Securities and Exchange Commission on November 8, 2005
                           File No. 000-___________

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              AQUACELL WATER, INC.
                 (Name of Small Business Issuer in its charter)

                Delaware
86-0675195
     (State or other jurisdiction         (I.R.S. Employer Identification No.)
   of incorporation or organization)


                                James C. Witham
                              Aquacell Water, Inc.
                             10410 Trademark Street
                           Rancho Cucamonga, CA 91730
               (Address of principal executive offices)(Zip Code)

                                   Copies to:

                               Harold W. Paul, Esq.
                               Harold W. Paul, LLC
                               1465 Post Road East
                                Westport, CT 06880
                                  (203) 256-8005

                    Issuer's telephone number: (909) 987-0456


          Securities to be registered pursuant to Section 12(b) of the Act:

                    Common stock, par value $0.001 per share
                                (Title of Class)



          Securities to be registered pursuant to Section 12(g) of the Act:

           Title of each class     Name of each exchange on which registered
                 None                             None

                              AQUACELL WATER, INC.

                      REGISTRATION STATEMENT ON FORM 10-SB

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                  AND INCORPORATED IN FORM 10-SB BY REFERENCE

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10-SB

Our Information Statement is furnished as Exhibit 99.1 to this Form 10-SB. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.

Item
 No.
   Caption
                      Location in Information Statement



----   -------                      ---------------------------------


                                        PART I





 1.
    Description of Business.
     "Summary;" "The Distribution;" "Risk
                                    Factors;" "Business;" "Management's
                                    Discussion and Analysis of Financial
                                    Condition and Results of Operations;"
                                    "Arrangements Between AquaCell and Water;"
                                    and "Description of Capital Stock"


 2.    Management's Discussion      "Management's Discussion and Analysis of
       and Analysis.
               Financial Condition and Results of
                                    Operations"


 3.
Description of Property.
"Business;" "Properties"


 4.
Security Ownership of        "Management" and "Ownership of Our Stock"
       Certain Beneficial Owners
       and Management.



 5.
Directors and Executive
"Management"
       Officers, Promoters and
       Control Persons.


 6.
    Executive Compensation.
"Management;" "Ownership of Our Stock" and
                                    "Arrangements Between AquaCell and Water"


7.
Certain Relationships and    "Arrangements Between AquaCell and Water;"
       Related Transactions.
        "Certain Relationships and Related
                                    Transactions;" "Description of Capital
                                    Stock;" and "Management's Discussion and
                                    Analysis of Financial Condition and
                                    Results of Operations"


 8.
    Description of Securities.
"Description of Capital Stock"

Item
 No.
   Caption
                      Location in Information Statement



----   -------                      ---------------------------------


                                        PART I
I






1.
Market Price of and          "Summary;" "The Distribution;" and
       Dividends on the             "Description
of Capital Stock."
       Registrant's Common Equity
       and Related Stockholder
       Matters.


 2.
Legal Proceedings.
"Business;" and "Arrangements Between
                                    AquaCell and Water"


3.
Changes in and               "Changes in and Disagreements with
       Disagreements with           Accountants on Accounting and Financial
       Accountants.
Disclosure"


 4.
Recent Sales of              N/A
       Unregistered Securities.



 5.
    Indemnification of           "Indemnification of Directors and Officers"



       Directors and Officers.



                                        PART F/S






       Financial Statements and
"Index to Financial Statements" and the
       Supplementary Data.          statements referenced thereon





                                        PART III





 1.
    Index to Exhibits.
(See below)

 2.
Description of Exhibits
      (See below)

                      INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are furnished as part of this registration statement:

Exhibit No.
  Description
-----------  -----------

3.1
       Articles of Incorporation of Water Science Technologies, Inc. filed with the Delaware Secretary of State on July 28, 2005


   3.2
       Agreement of Merger which merges Water Science Technologies, Inc., an Arizona corporation with and into Water Science Technologies, Inc., a Delaware corporation and changed the name to Aquacell Water, Inc. filed with the Delaware Secretary of State on August 15, 2005


   3.3
       By-laws of Aquacell Water, Inc


   3.4
       Application for Authority to Transact Business in Arizona filed with the Arizona Corporation Commission on August 31, 2005*


   3.5
Certificate of Qualification from Secretary of State of California filed on October 11, 2005*


   5.1
       Opinion of Harold W. Paul, LLC


   10.1
2005 Incentive Stock Plan*


   10.2
      Directors' Stock Option Plan*


   10.3
Lease for the manufacturing facility in Tempe, Arizona*


   10.4
Employment Agreement- Witham*


   10.5
Employment Agreement- Laustsen*


   10.6
Employment Agreement- Wolff*


   23.1
      Consent of Harold W. Paul, LLC (included in the opinion delivered under Exhibit 5.1)


   99.1
      Aquacell Water, Inc. Information Statement dated November 8, 2005







* TO BE FILED BY AMENDMENT

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Aquacell Water, Inc.

                                              By: /s/ James C. Witham
                                                  ----------------------------
                                                      James C. Witham, CEO
Date: November 8, 2005



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